Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-53685

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/24 (MM/DD/YY) AND ENDING 6/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Scottsdale Capital Advisors Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7170 E. McDonald Dr Suite 6
(No. and Street)

Scottsdale	AZ	85253
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Justine Hurry	602-881-7302	jrusin@scottsdalecapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2300 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

PCAOB#457 Registered 10/20/2003
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justine Hurry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Scottsdale Capital Advisors Corp., as of June 30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ERUBIEL ARROYO
Notary Public - Arizona
Maricopa County
Commission # 685341
My Commission Expires May 11, 2029

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Scottsdale Capital Advisors Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scottsdale Capital Advisors Corporation as of June 30, 2025, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Scottsdale Capital Advisors Corporation as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Scottsdale Capital Advisors Corporation's management. Our responsibility is to express an opinion on Scottsdale Capital Advisors Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Scottsdale Capital Advisors Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Exemption Report pursuant to SEC Rule 17a-5, and Schedule III – Information Relating to Possession of Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (supplemental information), has been subjected to audit procedures performed in conjunction with the audit of Scottsdale Capital Advisors Corporation's financial statements. The supplemental information is the responsibility of Scottsdale Capital Advisors Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 19, 2025

We have served as Scottsdale Capital Advisors Corporation's auditor since 2016.

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2025

ASSETS

Current assets:

Cash and cash equivalents	$	5,516,782
Due from clearing firm		25,650
Total assets	$	5,542,432

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Interest payable	$	17,320
Note payable, related party		4,850,000
Total Liabilities	$	4,867,320

Stockholders' equity		
Common stock, no par value, authorized		
2,000,000 shares, 2,000,000 shares outstanding		795,000
Additional paid-in capital		896,000
Accumulated deficit		(1,015,888)
Total stockholders' equity		675,112
Total liabilities and stockholders' equity	$	5,542,432

The accompanying notes are an integral part of these financial statements.

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2025

Revenue:		
Clearing revenue	$	277,013
Interest income		140,675
Investment company revenue		14,494
Other revenue		1,353
Total revenue		433,535
General and administrative expenses:		
Interest expense		136,330
Professional and consulting fees		32,288
Regulatory fees		21,221
General and administrative		5,000
Total general and administrative expenses		194,839
Net Income	$	238,696

The accompanying notes are an integral part of these financial statements.

SCOTTSDALE CAPITALADVISORS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2025

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance at June 30, 2024	2,000,000	$ 795,000	$ 746,000	$ (1,254,584)	$ 286,416
Net Income				238,696	238,696
Capital contribution	-	-	150,000		150,000
Balance at June 30, 2025	2,000,000	$ 795,000	$ 896,000	$ (1,015,888)	$ 675,112

The accompanying notes are an integral part of these financial statements.

SCOTTSDALE CAPITAL ADVISORS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2025

Cash flows from operating activities:	
Net Income	$ 238,696
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Increase in assets:	
Due from clearing firm	(25,650)
Increase in liabilities:	
Interest payable	17,320
Net cash provided by operating activities	230,366
Cash flows from financing activities:	
Capital contribution	150,000
Note payable	4,850,000
Net cash provided by financing activities	5,000,000
Net increase in cash	5,230,366
Cash, beginning of the year	286,416
Cash, end of the year	5,516,782
Interest paid	$ 119,010

The accompanying notes are an integral part of these financial statements.

1. **ORGANIZATION**

Scottsdale Capital Advisors Corporation (the Company or SCA), was incorporated in the state of Arizona on August 15, 2001 and commenced operations in May 2002. The Company is a wholly owned subsidiary of Scottsdale Capital Advisors Holding LLC. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services to retail and institutional customers as an introducing broker dealer transacting securities on a fully disclosed basis. The Company also offers investment-banking services for both public offerings and private placements. The Company is located in Scottsdale, Arizona and provides services to U.S. and international customers. In October 2023, the Company is awaiting additional regulatory approvals to commence operations. Currently, the Companies revenue is generated from Alpine's net income with a 50/50 split subject to Alpines required capital requirements. If more capital is needed there would be no split made for that month.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company statement of financial condition as well as its liquidity.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Securities Transactions

    Customer commission income and related commission and clearing expenses are recorded on a settlement date basis. Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

    Impairment of Long-Lived Assets

    In accordance with *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets.

Income Taxes

On June 29, 2001, the Company elected to be taxed as an "S" Corporation. Accordingly, the Company has not provided for federal and state income taxes since the income tax liability is that of the individual stockholders. The Company is no longer subject to federal or state tax examinations by tax authorities for years ending before 2022.

Cash and Cash Equivalents

For purpose of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default stands on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash balances and deposits with financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At June 30, 2025, the Company did have $5,266,782 in bank balances over the insured limit.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

Recently Adopted Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement Reporting Comprehensive Income Expense Disaggregation Disclosures (Subtopic 220-40), which requires more detailed disclosure about specified categories of expenses (including purchases of inventory, employee compensation, depreciation, and amortization) included in certain expense captions in the Statements of Operations. This update applies to all public business entities. The new standard is effective for annual periods beginning after December 15, 2026. The Company is currently evaluating the impact of adopting this new standard.

Beginning in 2025 annual reporting, we adopted Accounting Standards Update (ASU) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual basis.

Operating Segments and Related Disclosures

We manage our company as one reportable operating segment, Broker Dealer and RIA. The segment information aligns with how the Company's Chief Operating Decision Maker ("CODM") reviews and manages our business. The Company's CODM is John and Justine Hurry or other named CEO if applicable or other person as applicable Financial information and annual operating plans and forecasts are prepared and reviewed by the CODM. The CODM assesses performance for the Broker Dealer and RIA and decides how to better allocate resources based on net income or other applicable benchmark that is reported on the Statements of Income or Operations as applicable. The Company's objective in making resource allocation decisions is to optimize the financial results. The accounting policies of our Broker Dealer those described in the summary of significant accounting policies herein. For single reportable segment-level financial information, total assets, and significant non-cash transactions, see Financial Statements.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers is recognized when, or as, the Company satisfies

performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of thegoods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration.

Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenue from contracts with customers:

Clearing Revenue

The Company's revenue in 2025 is generated from the transfer of accounts from Scottsdale to Alpine and is determined by the amount of revenue generated each month from the Scottsdale's accounts. The net income generated from Alpine each month is split 50/50 subject to their capital requirements. If more capital is needed no split is taken.

4. NOTE PAYABLE

As of June 30th 2025, the Company had an outstanding senior promissory note payable to Scottsdale Capital Advisors Holdings, a related party, in the principal amount of $4,850,000. The note was issued on November 5th, 2024 and bears interest at a rate equal to the prevailing bank rate, currently 3.83% per annum. Interest is due and payable monthly. The note is due on demand, with all principal and accrued interest payable upon request. In the event the Company receives approval of its Continuing Membership Application with FINRA to conduct a self-clearing business, the principal balance shall be converted to paid-in capital in order to satisfy the Company's excess net capital requirements for membership with the Depository Trust Company (OTC). Interest expense on the note for the year ended June 30th 2025 amounted to $139,330. As of June 30th 2025, accrued but unpaid interest of $17,320 was included in interest payable on the statement of financial condition. The terms of the related-party note were not negotiated at arm's length and may not reflect terms that would be available from unrelated third parties.

5. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Scottsdale Capital Advisors Holding LLC which is owned by the Company's Director. Scottsdale Capital Advisors Partners made a loan to the company. See Note 4 Note Payable.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Legal

For the prior audit period, the Company had one regulatory matter and no civil matters to report. For the current period, the Company's reportable regulatory action remains open but not active. The Company does not expect any material impact to its financial or business operations from this open regulatory matters as discussed below.

 FINRA Wells Notice, Matter No. 202000651000, (Issued on May 22, 2024).
On May 22, 2024, FINRA issued a notice of regulatory investigation alleging unfair commissions and service charges, failing to establish and maintain written procedures designed to achieve compliance with FINRA's fair commission rules, and failing to post the Company's CRS disclosure on its website and deliver timely to existing customers in accordance with SEC Rules. A Wells Notice constitutes a formal notice of investigation that could result in a regulatory complaint or other disciplinary action. This matter was reported in the prior audit report and still remains a potential regulatory action. FINRA has not filed an action and has not made any specific demand for fines or penalties.
Under federal law (the "Dodd-Frank Act"), the issuing regulatory agency must resolve an investigation notice within 180 days by either filing an action or closing the matter. More than a year has elapsed since FINRA issued the Wells Notice.

7.   **NET CAPITAL REQUIREMENTS**
The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2025, the Company had net capital of $675,112 which was $350,624 in excess of its required net capital of $324,488. The Company's ratio of aggregate indebtedness to net capital was 7.21 to 1.

8.   **RESERVE REQUIREMENTS FOR BROKERS OR DEALERS**

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to Footnote 74) of the Securities Exchange Act of 1934 . Footnote 74 of the 2013 Release adopting amendments to Rule 17a-5 states: "There may be circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions for Rule 15c3-3 listed under Item 24 of Part IIA of the FOCUS Report."

9.   **SUBSEQUENT EVENTS**
The Company has evaluated subsequent events through the date which the financial statements were available to be issued and other than as disclosed in footnotes, no additional items have occurred that would require disclosure.

SUPPLEMENTAL SCHEDULES

SCOTTSDALE CAPITAL ADVISORS CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL
FOR THE YEAR ENDED JUNE 30, 2025

COMPUTATION OF NET CAPITAL	
Stockholder's equity	$ 675,112
Deductions:	
Non-allowable assets:	-
Net capital before haircuts on securities positions	675,112
Loss:	
Haircuts on securities	-
Net capital	675,112
Minimum net capital required ($100,000 or 6.67% of indebtedness)	324,488
Excess net capital	$350,624

AGGREGATE INDEBTEDNESS	
Interest payable	$ 17,320
Note payable	4,850,000
Total aggregate indebtedness	$ 4,867,320
Ratio of aggregate indebtedness to net capital	7.21 to 1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's Form X-17A5 (as amended), Part IIA filing as of June 30, 2025.



Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Scottsdale Capital Advisors

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Scottsdale Capital Advisors (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mutual fund sales and investment banking. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Scottsdale Capital Advisors' management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scottsdale Capital Advisors' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 19, 2025

SCOTTSDALE CAPITAL ADVISORS CORPORATION SCHEDULE II
**COMPUTAION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE
15C3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION FOR THE
YEAR ENDED JUNE 30, 2025**

Scottsdale Capital Advisors Corporation is a registered broker-dealer subject to 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report is prepared as required by 17 C.F.R. 240.17(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) 17 C.F.R. §240.15c3-3 and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC release No.34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to mutual fund sales and investment banking. The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company has met the identified exemption provisions for the year ended June 30, 2025 without exception.

I, _JUSTINE HURRY_, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

_____
Justine Hurry, President

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